SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature)

Teruhisa Tokunaka
Executive Deputy President and Group Chief Strategy Officer

Date:  June 26, 2003

List of materials

The following document attached hereto was not furnished on Form 6-K when it was filed to Tokyo Stock Exchange, Inc. in June 2002

i)	Notice of the resolutions adopted at the 85th Ordinary General Meeting of Shareholders held on June 20, 2002

SONY CORPORATION

Notice of the resolutions adopted

at the 85th Ordinary General Meeting

of Shareholders held on June 20, 2002

To the shareholders of Sony Corporation:

Sony Corporation hereby notifies you of the resolutions adopted at the 85th Ordinary General Meeting of Shareholders held in Tokyo on June 20, 2002 (this “Meeting”), as follows.

Matters reported:

The business report, non-consolidated balance sheet and statement of income (on a parent company basis) for the fiscal year ended March 31, 2002 (from April 1, 2001 to March 31, 2002) were reported pursuant to the Commercial Code and the Law Concerning Special Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.

Matters acted upon:

< CORPORATION’S PROPOSALS (PROPOSALS 1 to 8) >

1.	To approve the proposed appropriation of non-consolidated net profit for the fiscal year ended March 31, 2002 (from April 1, 2001 to March 31, 2002).

The proposed appropriation of non-consolidated net profit for the fiscal year ended March 31, 2002 (from April 1, 2001 to March 31, 2002) was approved at this Meeting, including a distribution of a year-end cash dividend at the rate of Japanese yen 12.50 (before withholding any applicable tax thereon) per share of the Corporation’s Common Stock held by the shareholders of record as of the end of March 31, 2002, Tokyo time (the “Record Date”) for the fiscal year ended on the Record Date.

2.	To purchase its own shares.

At this Meeting, as proposed, it was approved that the Corporation may purchase its own shares as follows.

(1) Period	Until the conclusion of the ordinary general meeting of shareholders to be held for the fiscal year ending March 31, 2003
(2) Type of shares	Shares of Common Stock and shares of Subsidiary Tracking Stock
(3) Number of shares	Common Stock:	Up to 90,000,000 shares
	Subsidiary Tracking Stock:	Up to 300,000 shares
(4) Total purchase price	Common Stock:	Up to 650 billion yen
	Subsidiary Tracking Stock:	Up to 1 billion yen

3.	To amend a part of the Articles of Incorporation.

At this Meeting, the proposed partial amendments of the Articles of Incorporation were approved.

Summary of the amendments:

(1) The concept of par-value of shares and the “Law Concerning Special Measures to the Commercial Code Relating to Procedures for Retirement of Shares of Stock” were abolished, and the new unit of shares (tangen-kabu) system was established, by the enactment of the “Law Amending the Commercial Code and Other Related Laws” (Law No. 79 of 2001). In connection therewith, necessary amendments were made to the present Articles of Incorporation.

(2) Following the development of legislation including those introduction of stock acquisition rights and the digitalization of corporate documents pursuant to the enactment of the “Law Amending the Commercial Code and Other Related Laws” (Law No. 128 of 2001), necessary amendments were made to the present Articles of Incorporation.

(3) The term of office of Statutory Auditors was extended by the enactment of the “Law Amending the Commercial Code and the Law Concerning Special Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations” (Law No. 149 of 2001). In connection therewith, certain amendments were made to the present Articles of Incorporation. In addition, the limited liability system for Directors and Statutory Auditors has become available following the above referenced amendments. In connection therewith, new provisions for that purpose were added to the Articles of Incorporation.

(4) The first issuance date of the shares of Subsidiary Tracking Stock was June 20, 2001. In connection therewith, necessary amendments were made to the present Articles of Incorporation concerning the shares of Subsidiary Tracking Stock.

(5) As a result of the addition of new Articles and the deletion of certain of the present Articles, certain Article numbers were renumbered. In addition, partial modifications of the descriptions were made to the present Articles of Incorporation.

*The full text of the amended Articles of Incorporation is available on our home page site at the World Wide Web (http://www.sony.co.jp/en/SonyInfo/IR/sr/).

4.	To elect 11 Directors.

At this Meeting, as proposed, 11 Directors, including 1 new Director, were elected. The name of the newly elected Director is as follows:

Akishige Okada

The names of the other 10 Directors, also elected, are set out below:

Norio Ohga	Nobuyuki Idei	Kunitake Ando
Teruhisa Tokunaka	Minoru Morio	Teruo Masaki
Howard Stringer	Ken Kutaragi	Iwao Nakatani
Göran Lindahl

*Mr. Iwao Nakatani, Mr. Göran Lindahl and Mr. Akishige Okada are outside Directors prescribed by Article 188, paragraph 2, item 7-2 of the Commercial Code.

5.	To elect 1 Statutory Auditor.

At this Meeting, as proposed, Mr. Tadasu Kawai was elected as a Statutory Auditor.

6.	To grant retirement allowances to retiring Directors and a retiring Statutory Auditor.

At this Meeting, as proposed, it was approved that retirement allowances for their services while in office be granted to Mr. Peter G. Peterson and Mr. Kenichi Suematsu who retired from their offices as Director and Mr. Takashi Hayashi who retired from his office as Statutory Auditor at the conclusion of this Meeting, in the amounts of ¥3.8 million for the Directors and ¥17.6 million for the Statutory Auditor according to the Corporation’s standards. Also it was approved at this Meeting, as proposed, to entrust the decision as to the specific amount for each of retiring Directors to the Board of Directors.

7.	To issue Common Stock Acquisition Rights for the purpose of granting stock options.

At this Meeting, as proposed, it was approved that the Corporation will issue rights to subscribe for or purchase shares of Common Stock to Directors and employees of the Corporation and its subsidiaries without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code.

8.	To issue Subsidiary Tracking Stock Acquisition Rights for the purpose of granting stock options.

At this Meeting, as proposed, it was approved that the Corporation will issue rights to subscribe for or purchase shares of Subsidiary Tracking Stock to directors and employees of Sony Communication Network Corporation without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code.

< SHAREHOLDER’S PROPOSALS (PROPOSALS 9 and 10) >

9.	To amend the Articles of Incorporation with respect to disclosure to shareholders of the remuneration and/or retirement allowances, etc. paid, given or granted or to be paid, given or granted to each of the Directors and Statutory Auditors. (Part 1)

At this Meeting, this shareholder’s proposal was rejected.

10.	To amend the Articles of Incorporation with respect to the proposal for election of Directors, based upon the fundamental principles underlying the Basic Law for a Gender-equal Society. (Part 2)

At this Meeting, this shareholder’s proposal was rejected.

At the meeting of the Board of Directors which was held immediately after this Meeting, it was resolved that the following Directors were elected as Representative Directors.

Nobuyuki Idei	Kunitake Ando	Teruhisa Tokunaka

In addition, at such meeting of the Board of Directors, Corporate Executive Officers were appointed as follows:

*	Nobuyuki Idei	Chairman and CEO
*	Kunitake Ando	President and COO
*	Teruhisa Tokunaka	Executive Deputy President and CFO
*	Minoru Morio	Vice Chairman
	Shizuo Takashino	Executive Deputy President
*	Teruo Masaki	Corporate Senior Executive Vice President
	Akira Kondoh	Corporate Senior Executive Vice President and CAO
	Katsuaki Tsurushima	Corporate Senior Executive Vice President and CTO
	Teruaki Aoki	Corporate Executive Vice President
	Mario Tokoro	Corporate Executive Vice President and Co-CTO
	Toshitada Doi	Corporate Executive Vice President
	Seiichi Watanabe	Corporate Executive Vice President
	Kenichiro Yonezawa	Corporate Executive Vice President
	Mitsuru Ohki	Corporate Executive Vice President
	Takeo Minomiya	Corporate Executive Vice President
	Masayuki Nozoe	Corporate Executive Vice President
	Takeo Eguchi	Corporate Senior Vice President
	Yoshio Nishi	Corporate Research Fellow (Corporate Senior Vice President)
	Yutaka Nakagawa	Corporate Senior Vice President
	Tsutomu Yamashita	Corporate Senior Vice President
	Tetsujiro Kondo	Corporate Senior Vice President
	Kiyoshi Nishitani	Corporate Senior Vice President
	Tsutomu Niimura	Corporate Senior Vice President
	Nobuyuki Oneda	Corporate Senior Vice President
	Ryoji Chubachi	Corporate Senior Vice President
	Keiji Kimura	Corporate Senior Vice President
	Yoshiyuki Kamon	Corporate Vice President
	Takeo Kaji	Corporate Vice President
	Kozo Kaminaga	Corporate Vice President
	Shigeo Kubota	Corporate Research Fellow (Corporate Vice President)
	Akira Iga	Corporate Research Fellow (Corporate Vice President)
	Norihisa Shirota	Corporate Research Fellow (Corporate Vice President)
	Mitsuru Inaba	Corporate Vice President
	Kazuo Yamagiwa	Corporate Vice President
	Hiromasa Otsuka	Corporate Vice President
	Yoshinori Onoue	Corporate Vice President
	Hideki Komiyama	Corporate Vice President
	Shoji Nemoto	Corporate Vice President
	Takashi Hayashi	Corporate Vice President
	Takashi Fukushima	Corporate Vice President
	Takao Yuhara	Corporate Vice President

*They hold their respective offices as Corporate Executive Officers in addition to Directors.

Mr. Akihisa Ohnishi, Mr. Takafumi Abe and Mr. Tadasu Kawai were appointed as Standing Statutory Auditors through mutual voting among the Statutory Auditors, immediately after this Meeting.

Dated:  June 20, 2002

Tokyo, Japan